ATTACHMENT FOR CURRENT FILING OF N-SAR
SUB-ITEM 77I

At a regular meeting held June 20-22, 2017, the Board of Trustees of John Hancock Investment Trust (the “Trust”) approved the addition of Class R6 shares for John Hancock Small Cap Core Fund, a series of the Trust. The definitive registration statement was filed with the Securities and Exchange Commission on August 23, 2017, accession number: 0001133228-17-005167.